UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of June 2026

Commission File Number 001- 42955

Titan Mining Corporation

(Translation of registrant’s name into English)

 408 Sylvia Lake Rd

Gouverneur, New York

NY 13642

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40F:

Form 20-F ☐        Form 40-F ☒

The following documents are being submitted herewith:

Exhibit	Description
99.1	Report on Voting Results dated June 26, 2026

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Titan Mining Corporation
(Registrant)

Date: June 26, 2026	By:	/s/ Tom Ladner
	Name:	Tom Ladner
	Title:	General Counsel

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